UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-36427

CHEETAH MOBILE INC.

Building No. 11

Wandong Science and Technology Cultural Innovation Park

No.7 Sanjianfangnanli, Chaoyang District

Beijing 100024

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Resignation and Appointment of Directors

Cheetah Mobile Inc. (NYSE: CMCM) (“Cheetah Mobile” or the “Company”) today announced the appointments of Mr. Thomas Jintao Ren, currently the chief financial officer of the Company, as a new director to its board of directors (the “Board”) and Dr. Yi Ma, currently an independent director of the Company, as the new chairman of the nominating and corporate governance committee of the Board, both effective November 30, 2022, following the resignation of Mr. Michael Jinbo Yao as an independent director of the Company and chairman of the nominating and corporate governance committee of the Board. After the change, the Board will consist of seven members, three of whom are independent directors, and the nominating and corporate governance committee will consist solely of independent directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEETAH MOBILE INC.

By:	/s/ Thomas Jintao Ren
Name:	Thomas Jintao Ren
Title:	Chief Financial Officer

Date: November 30, 2022